

Page

Our date
2003-05-08

Our reference
ms030508

Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 261020

Your date

Your reference

Commission File No. 82-1463


03022172

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463



Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB - Report on the first quarter 2003, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

dlw 6/3

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg. NO. 556000-3468
VAT No.SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 22

Cusip number - 800212201



Press Release

SANDVIK AB - Report on the first quarter 2003

- ***Profit after financial items: SEK 1,281 M – stable despite negative currency effects***
- ***Invoicing: SEK 12,080 M, up 2%***
- ***Order intake: SEK 13,420 M, up 5%***
- ***Cash flow: SEK 1,428 M before investments***

Key figures **SEK M**	**Q1** **2003**	Q1 2002	Change %	Full-year 2002
Order intake	**13 420**	12 830	+5 [1]	50 230
Invoiced sales	**12 080**	11 800	+2 [2]	48 700
Operating profit	**1 455**	1 421	+2	5 771
%	**12**	12		12
Profit after financial items	**1 281**	1 261	+2	5 063
%	**11**	11		10
Net profit	**841**	768		3 436
%	**7**	7		7
Earnings per share, SEK[3]	**14.00**	14.00		13.70
Return on capital employed, %[3]	**15.5**	16.2		15.4

1) +6% at fixed exchange rates for comparable units.
2) +3% at fixed exchange rates for comparable units.
3) Rolling 12 months.

Short-term market outlook*

Uncertainty regarding economic development remains. However, no significant change in the demand situation is expected for Sandvik in the near future.

* ***The outlook presented in the preceding interim report (published 11 February 2003):***
No significant change in the demand situation is expected for Sandvik in the near future.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN	Reg.no 556000-3468 VAT No SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 43

First quarter 2003

Sales (see appendix 2)


Order intake by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
00
01
02
03
Invoiced sales by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
00
01
02
03

Order intake in the first quarter amounted to SEK 13,420 M (12,830), an increase of 5% in total, and 6% at fixed exchange rates for comparable units. Order intake increased for all business areas. Acquisitions contributed positively by 7%, while currency movements reduced order intake by 7%.

Order intake - Development by market area

Market area	Order intake SEK M	Share %	Change* Q1 2002 %
EU	5 843	44	+4
Rest of Europe	1 090	8	+24
Europe total	6 933	52	+7
NAFTA	2 736	20	-8
South America	514	4	-12
Africa/Middle East	737	5	+10
Asia/Australia	2 500	19	+11
Total	13 420	100	+6

* at fixed exchange rates for comparable units.

Order intake increased in all market areas except NAFTA and South America. Within the EU, demand was stable and a continued improvement was noted during the quarter. Demand in the rest of Europe increased, particularly for Sandvik Mining and Construction and Sandvik Materials Technology. The development in NAFTA varied, with an unchanged level for Sandvik Tooling, a decline for Sandvik Mining and Construction and an increase for Sandvik Materials Technology. Demand in Africa/Middle East and Asia/Australia remained strong.

Demand from the automotive industry declined. The trend within the commercial aviation industry remained weak. In the electronics industry, demand was low, but increased activity was noted in Asia. The investment level in the processing industries, particularly in the oil/gas industry, rose somewhat, which had a favorable impact on order intake for Sandvik Materials Technology. Order intake from the mining industry continued to be good.

Invoicing amounted to SEK 12,080 M (11,800), an increase of 2% in total and 3% at fixed exchange rates for comparable units. The increase from acquisitions was 7%. Changes in currency rates affected invoiced sales negatively by 7%. Invoicing rose for all business areas compared with the corresponding quarter a year earlier. Order intake was higher than invoicing in the first quarter by slightly more than SEK 1,340 M, or 11%.

Earnings, cash flow and return (see appendix 1)


SEK M
Quarter
Operating Profit *
SEK M
Rolling
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 000
6 000
4 000
2 000
0
00
01
02
03
Quarter
Rolling 12 months
* excl. items affecting comparability 2000 and 2001
Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
00
01
02
03
Return on capital employed
Return on equity

Operating profit in the first quarter rose 2% and amounted to SEK 1,455 M (1,421), 12% of invoicing. The earnings improvement was mainly an effect of the efficiency measures. Changes in currency rates had a negative effect on earnings of about SEK 220 M. Application of the more specific recommendation from the Swedish Financial Accounting Standards Council regarding inventory valuation (RR2:02) provided a non-recurring improvement in earnings of about SEK 100 M. Operating profit increased for Sandvik Tooling and was largely unchanged for Sandvik Mining and Construction. Sandvik Materials Technology's earnings declined, due mainly to an unfavorable product mix and low capacity utilization.

Net financial expense was SEK 174 M (expense: 160). The increase was due, among other factors, to a higher level of debt. Profit after net financial items increased by 2% to SEK 1,281 M, 11% of invoicing. The tax rate was 30% and net profit SEK 841 M (768). Earnings per share amounted to SEK 3.40 (3.10) in the quarter and SEK 14.00 in the most recent 12 months (SEK 13.70 for full-year 2002).

Investments in fixed assets amounted to SEK 707 M and acquisitions to SEK 26 M. Cash flow from operations amounted to SEK 1,428 M, an increase of about SEK 139 M compared with the preceding year. Cash flow after investments was SEK 738 M.

The return on capital employed during the most recent 12 months amounted to 15.5% (15.4% for full-year 2002) and the return on equity was 15.4% (14.9). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 12,224 M (SEK 13,110 M at 31 December 2002 after changed accounting principles). Liquid funds amounted to SEK 1,825 M (2,175) and loans to SEK 9,833 M (10,907).

The number of shares outstanding was 250,012,000. Equity per share amounted to SEK 91.00 at 31 March 2003 (SEK 88.60 at 31 December 2002 after changed accounting principles) and the equity/assets ratio was 47% (45% at 31 December 2002 after changed accounting principles). Net debt/equity ratio was 0.5 (0.6 at 31 December 2002 after changed accounting principles).

The number of employees at the end of the period amounted to 37,260 (37,388 at 31 December 2002). For comparable units, the number of employees declined by about 250 during the quarter, excluding an increase in service personnel.

Key figures	**Q1 2003**	Q1 2002	Full-year 2002
No. of shares at end of period ('000)	**250 012**	250 502	250 012
Earnings per share, SEK*	**14.00**	14.00	13.70
After full dilution**	**13.80**	13.80	13.50
Return on capital employed, %	**15.5**	16.2	15.4
Return on shareholders' equity, %	**15.4**	14.8	14.9
Net debt/equity ratio	**0.5**	0.4	0.5

* Most recent 12 months divided by average number of outstanding shares, 250,323,000.
** Most recent 12 months. After full dilution of outstanding convertible and warrants programs the average number of shares amounts to 255,234,000 (255,418,000).

Business areas (see appendix 2)

Sandvik Tooling

SEK M	**Q1 2003**	Q1 2002	Change %	Full-year 2002
Order intake	**4 874**	4 274	+3 *	17 904
Invoiced sales	**4 720**	4 107	+5 *	17 840
Operating profit	**786**	701	+12	2 711
%	**17**	17		15
Adjusted operating profit %	**19**	18		18 **

* at fixed exchange rates for comparable units.
** For 2002 excluding acquisitions. Q1 2003 excluding acquisitions and non-recurring inventory valuation item.

Sandvik Tooling's order intake amounted to SEK 4,874 M (4,274), an increase of 3% compared with a year earlier at fixed exchange rates for comparable units. The trend was satisfactory despite weakened demand in most markets. Order intake rose somewhat in the EU and was stable in NAFTA. Demand in Asia remained strong. As earlier, the trend was favorable for cemented-carbide tools, but remained weak for high-speed steel tools and cemented-carbide blanks.

Invoicing amounted to SEK 4,720 M (4,107), which was an increase compared with first quarter 2002 of 5% at fixed exchange rates for comparable units.

Operating profit increased compared with a year earlier by 12% and amounted to SEK 786 M (701), or 17% of invoicing. Higher productivity and the effects of implemented restructuring measures offset the negative effect of currency movements. Application of the more specific recommendation from the Swedish Financial Accounting Standards Council regarding inventory valuation (RR2:02) provided a non-recurring improvement in earnings of about SEK 75 M.

The Walter and Valenite companies acquired in 2002 are included in invoicing and earnings (after goodwill amortization) in the amount of SEK 972 M and SEK 8 M, respectively. Excluding acquisitions and changed inventory values, Sandvik Tooling's operating margin was 19%.

The number of employees declined by 125 for comparable units during the quarter.

The integration of Walter and Valenite proceeded. Within all Sandvik Tooling units, work with reducing costs and improving productivity continued. The investments in product development and marketing activities continued at an undiminished pace.

Sandvik Mining and Construction

SEK M	**Q1 2003**	Q1 2002	Change %	Full-year 2002
Order intake	**3 828**	3 936	+4 *	14 833
Invoiced sales	**3 266**	3 464	+2 *	13 842
Operating profit	**344**	355	-3	1 477
%	**11**	10		11

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake amounted to SEK 3,828 M (3,936), which was an increase of 4% at fixed exchange rates for comparable units. A number of major orders were secured during the quarter. Demand remained favorable from the mining industry in Africa and Australia and increased in the rest of Europe. In the civil engineering industry, activity declined in NAFTA and was largely unchanged in Europe.

Invoicing amounted to SEK 3,266 M (3,464), an increase at fixed exchange rates for comparable units compared with the first quarter of 2002 at 2%.

Operating profit declined by 3% to SEK 344 M (355), or 11% of invoicing. The decline in operating profit was due to the negative effect of changed exchange rates.

Mazda Earth Technologies (now Sandvik Toyo), which was acquired in 2002, is included in order intake and invoicing in the amount of SEK 39 M.

The closure of the plant in Bluefield, West Virginia, in the US, was completed at the beginning of April.

Sandvik Materials Technology

SEK M	**Q1 2003**	Q1 2002	Change %	Full-year 2002
Order intake	**3 643**	3 562	+9 *	13 414
Invoiced sales	**3 049**	3 200	+2 *	12 970
Operating profit	**181**	278	-35	1 182
%	**6**	9		9

* at fixed exchange rates for comparable units.

Sandvik Materials Technology's order intake in the first quarter amounted to SEK 3,643 M (3,562), an increase of 9% compared with a year earlier at fixed exchange rates for comparable units. The market situation was weak during the quarter, but increased activity in the oil/gas industry affected order intake positively. Demand in the electronics industry remained weak, which particularly impacted on the Kanthal product area. Activity was stable in other consumer-related customer segments.

Invoicing amounted to SEK 3,049 M (3,200), an increase of 2% at fixed exchange rates for comparable units.

Operating profit amounted to SEK 181 M (278), or 6% of invoiced sales. The decline in earnings was due to negative currency effects, unfavorable product mix and lower capacity utilization. Implemented cost savings and personnel reductions were unable to offset the negative trend and it is assessed that earnings will continue to be low in forthcoming quarters. Measures are under way to increase the earnings level, particularly in the Tube and Kanthal product areas.

The number of personnel declined during the period by about 125.

Parent Company

Parent Company invoicing was SEK 3,084 M (3,476) and operating profit SEK 406 M (690). Liquid funds plus interest-bearing assets less interest-bearing liabilities and provisions amounted to a net liability of SEK 549 M (net liability: 787 at 31 December 2002). Investments in fixed assets amounted to SEK 321 M (127).

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports.

As of 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits in consolidated accounting. The rules are based on IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with local rules in each country. The transition to RR29 results in an increase in the Group's pension liabilities of about SEK 1,675 M. After deduction for deferred taxes, the consolidated shareholders'

equity is reduced by SEK 1,053 M. The change does not alter the Sandvik Group's obligations to its employees.

As of 2003, the Swedish Financial Accounting Standards Council's recommendation RR25 regarding segment reporting is applied. Sandvik's operating segments are the various business areas. Accordingly, in this report the relevant information is provided in the description by business area.

Buy-back of shares

At 31 March, Sandvik's holding of own shares (treasury stock) totaled 8,697,000 corresponding to 3.4% of the total number of shares (258,709,350) and the amount paid was SEK 1,889 M, corresponding to an average price paid of 217 SEK per share. No shares were repurchased during the quarter. In accordance with the decision at the Annual General Meeting in May 2002, Sandvik is authorized to repurchase 10% of the total number of shares in the company. The authorization is valid for the period up to the date of the next Annual General Meeting on 5 May 2003.

Sandviken, 5 May 2003

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendices:
1. Group summary
2. Invoicing and operating profit

The interim report for the first quarter of 2003 is unaudited. The next interim report will be published on 5 August covering the first six months of 2003.

For additional information, call +46 (0)26-26 10 01.

A telephone conference will be held at 5 May at 14:00.
For further information visit www.sandvik.com

Consolidated Financial Information, SEK M

Income statement	Q1 2003	Q1 2002	Full-year 2002
Invoiced sales	**12 080**	11 800	48 700
Cost of goods sold	**-8 214**	-8 054	-33 013
Gross profit	**3 866**	3 746	15 687
Selling and administrative expenses	**-2 493**	-2 318	-10 173
Other operating income and expenses	**82**	-7	257
Operating profit	**1 455**	1 421	5 771
Financial income and expenses, net	**-174**	-160	-708
Profit after financial items	**1 281**	1 261	5 063
Taxes	**-382**	-446	-1 431
Minority interests	**-58**	-47	-196
Net profit	**841**	768	3 436
Earnings per share before dilution, SEK	**3.40**	3.10	13.70
Earnings per share after full dilution, SEK	**3.30**	3.00	13.50
Average no. of shares ('000)	**250 012**	250 502	250 512
Average no. of shares after full dilution ('000)	**254 920**	255 423	255 418

Cash-flow statement	Q1 2003	Q1 2002	Full-year 2002
Profit after financial items	**1 281**	1 261	5 063
Items not affecting cash flow	**13**	-46	-175
Reversal of depreciation	**686**	635	2 696
Taxes paid	**-395**	-415	-1 449
Changes in inventories	**-359**	-50	285
Change in operating receivables and liabilities	**202**	-96	770
Cash flow from operations	**1 428**	1 289	7 190
Investments, acquisitions and divestments	**-690**	-1 024	-4 708
Change in short-term loans	**-1 086**	-1 542	-895
Change in long-term loans	**28**	1 210	1 236
Own shares aquired		-124	-230
Dividends paid			-2 545
Net cash-flow	**-320**	-191	48
Liquid funds at beginning of period	**2 175**	2 258	2 258
Exchange-rate differences in liquid funds	**-30**	-49	-131
Liquid funds at end of period	**1 825**	2 018	2 175

Balance sheet	**Q1 2003**	Changed principles 2003-01-01 *	Full-year 2002
Fixed assets	**23 423**	23 589	23 022
Inventories	**13 099**	12 849	12 849
Current receivables	**12 367**	12 075	12 075
Liquid assets	**1 825**	2 175	2 175
Total assets	**50 714**	50 688	50 121
Shareholders' equity	**22 754**	22 152	23 205
Minority interests	**1 014**	909	964
Interest-bearing provisions and liabilities	**14 049**	15 285	13 610
Non-interest-bearing provisions and liabilities	**12 897**	12 342	12 342
Total provisions, liabilities and shareholders' equity	**50 714**	50 688	50 121

Change in shareholders' equity	**Q1 2003**	Q1 2002
Opening equity as shown in approved balance sheet	**23 205**	23 972
Effect of change in accounting principles	**-1 053**	-
Opening equity adjusted to new accounting principles	**22 152**	23 972
Translation differences due to changed currency rates	**-239**	-666
Dividends paid	**-**	-124
Net profit of the period	**841**	768
Closing balance	**22 754**	23 950

* **Note to balance sheet**

"Interest-bearing provisions and liabilities" includes "Pension provisions." As of 1 January 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits for these items. The rules are based on IAS 19. As a non-recurring effect of the change in accounting principles, the provisions increased by SEK 1,675 M and deferred tax assets (stated in fixed assets) rose by SEK 567 M. At the same time, total shareholders' equity was reduced by SEK 1,053 M and minority interests in shareholders' equity by SEK 55 M, a total of SEK 1,108 M.

Invoiced sales by market area SEK M	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full-year 2002	**Q1 2003**	Change %	Change % [1]
EU	4 833	5 140	4 734	5 180	19 887	**5 141**	+6	+2
Rest of Europe	842	1 008	865	979	3 694	**811**	-4	-4
Europe total	5 675	6 148	5 599	6 159	23 581	**5 952**	+5	+1
NAFTA	2 799	2 787	2 715	2 825	11 126	**2 712**	-3	-3
South America	527	561	456	474	2 018	**472**	-10	+5
Africa/Middle East	610	657	673	728	2 668	**730**	+20	+19
Asia/Australia	2 189	2 357	2 287	2 474	9 307	**2 214**	+1	+5
Group total	11 800	12 510	11 730	12 660	48 700	**12 080**	+2	+3

Order intake by business area SEK M	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full-year 2002	**Q1 2003**	Change %	Change % [1]
Svk Tooling	4 274	4 608	4 404	4 618	17 904	**4 874**	+14	+3
Svk Mining and Construction	3 936	3 832	3 539	3 526	14 833	**3 828**	-3	+4
Svk Materials Technology	3 562	3 357	2 953	3 542	13 414	**3 643**	+2	+9
Seco Tools[2]	1 051	1 066	947	991	4 055	**1 060**	+1	+5
Group activities	7	7	7	3	24	**15**	/	/
Group total	12 830	12 870	11 850	12 680	50 230	**13 420**	+5	+6

Invoices sales by business area SEK M	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full-year 2002	**Q1 2003**	Change %	Change % [1]
Svk Tooling	4 107	4 537	4 439	4 757	17 840	**4 720**	+15	+5
Svk Mining and Construction	3 464	3 653	3 338	3 387	13 842	**3 266**	-6	+2
Svk Materials Technology	3 200	3 244	3 008	3 518	12 970	**3 049**	-5	+2
Seco Tools[2]	1 027	1 059	938	993	4 017	**1 035**	+1	+5
Group activities	2	17	7	5	31	**10**	/	/
Group total	11 800	12 510	11 730	12 660	48 700	**12 080**	+2	+3

Operating profit by business area SEK M	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full-year 2002	**Q1 2003**
Svk Tooling	701	757	558	695	2 711	**786**
Svk Mining and Construction	355	398	327	397	1 477	**344**
Svk Materials Technology	278	332	230	342	1 182	**181**
Seco Tools[2]	171	187	132	199	689	**217**
Group activities	-84	-60	-34	-110	-288	**-73**
Group total	1 421	1 614	1 213	1 523	5 771	**1 455**

Operating profit by business area % of invoicing	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Full-year 2002	**Q1 2003**
Svk Tooling	17	17	13	15	15	**17**
Svk Mining and Construction	10	11	10	12	11	**11**
Svk Materials Technology	9	10	8	10	9	**6**
Seco Tools[2]	17	18	14	20	17	**21**
Group total	12	13	10	12	12	**12**

[1] Change compared with year earlier at fixed exchange rates for comparable units.

[2] As a result of the majority holding in Seco Tools, Sandvik consolidates this company. For comments, refer to the company's interim report.